Exhibit 99.4

Notice of Annual General & Special Meeting of Shareholders

and Availability of Proxy Materials

MEETING DATE AND LOCATION

Meeting Type:	Annual General & Special Meeting of Shareholders (the “Meeting”)
When:	June 24, 2019 at 11:00 a.m. (Pacific Standard Time)
Where:	Suite 1330, 200 Granville Street, Vancouver, BC, V6C 1S4

NOTICE-AND-ACCESS

You are receiving this notification as Great Panther Mining Limited (“Great Panther” or the “Company”) is using the notice and access model for the delivery of its information circular to its shareholders in respect of its annual general and special meeting of shareholders to be held on Monday, June 24, 2019. Under notice and access, instead of receiving paper copies of the Company’s information circular for the year ended December 31, 2018 (the “Information Circular”), shareholders are receiving this notice with information on how they may access the Information Circular electronically or request a paper copy. With this notification, you will also receive a proxy or voting instruction form, enabling you to vote at the Meeting. The use of this alternative delivery is more environmentally friendly and cost effective.

Therefore, instead of receiving the Information Circular by mail, you may view it electronically by visiting the Company’s website at https://www.greatpanther.com/investors/reports-filings/agm/; or under the Company’s profile on SEDAR at www.sedar.com.

BUSINESS OF THE MEETING

1.	To set the number of directors at eight. See the section entitled “Number of and Election of Directors” in the Information Circular.

2.	To elect directors of the Company to hold office until the close of the next annual general meeting. See the section entitled “Nominees for Election” in the Information Circular.

3.	To appoint KPMG LLP as auditor of the Company to serve until the close of the next annual general meeting.

See the section entitled “Appointment of Auditor” in the Information Circular.

4.	To ratify and approve the Amended and Restated Shareholder Rights Plan Agreement for continuation for a further three-year period. See the section entitled “Approval of the Amended and Restated Shareholder Rights Plan” in the Information Circular.

HOW DO I OBTAIN A PRINTED COPY OF THE INFORMATION CIRCULAR?

Shareholders who wish to receive a paper copy of the Information Circular, should contact the Company by calling Toll Free, within North America at 1-888-355-1766 or outside of North America at +1-604-608-1766, or by email at info@greatpanther.com. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than June 10, 2019. If you do request the current materials, please note that another proxy or voting instruction form will not be sent; please retain your current one for voting purposes.

If you request materials on the date of the Meeting or in the year following the filing of the Information Circular, it will be sent to you within 10 calendar days of receiving your request. Following the Meeting, the documents will remain available at the websites listed above for a period of at least one year.

WHO CAN VOTE?

Holders of common shares of Great Panther on the record date of May 7, 2019 are entitled to receive notice and to vote at the Meeting.

HOW DO I VOTE?

Please note, you cannot vote by returning this notice. There are several convenient ways to vote your shares including online and via telephone. You will find attached to this notice a form of proxy or a voting instruction form containing detailed instructions on how to exercise your voting rights.

	Beneficial Shareholders	Registered Shareholders
	Shares held with a broker, bank or other intermediary.	Shares held in own name and represented by a physical certificate.
Internet	www.proxyvote.com	www.investorvote.com
Phone or Fax	Call or fax to the number(s) listed on your voting instruction form and vote using the control number provided therein.	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Mail	Return the voting instruction form in the enclosed postage paid envelope.	Return the form of proxy in the enclosed postage paid envelope.

If you wish to attend and vote at the Meeting, please follow the instructions found in the enclosed form of proxy or voting instruction form. You are reminded to view the Meeting materials prior to voting.

Please submit your vote well in advance of the proxy deposit deadline on June 20, 2019 at 11:00 a.m. (Pacific Standard Time)

If you have questions or require assistance with voting, please contact Great Panther’s proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-87-452-7184
Collect Calls Outside North America: +1-416-304-0211
Email: assistance@laurelhill.com